                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER:      3235-0167
                                                      Expires: September 30,1998
                                                      Estimated average burden
                                                      hours per response....1.50
                                                      --------------------------
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                    Commission File Number        0-21594
                                                          ----------------------


                       MFS Communications Company, Inc.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

        11808 Miracle Hills Drive Omaha, Nebraska 68154 (402) 231-3000
--------------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock, $.01 par value
              Series A 8% Cumulative Convertible Preferred Stock
                     Series B Covertible Preferred Stock
   Series C Junior Participating Preferred Stock, par value $.01 per share Depositary Shares representing 1/100th of a share of Series A 8% Cumulative
                         Convertible Preferred Stock
--------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                    9 3/8% Senior Discount Notes due 2004
                    8 7/8% Senior Discount Notes due 2006
--------------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


       Rule 12g-4(a)(1)(i)     [X]            Rule 12h-3(b)(1)(i)    [X]
       Rule 12g-4(a)(1)(ii)    [ ]            Rule 12h-3(b)(1)(ii)   [ ]
       Rule 12g-4(a)(2)(i)     [ ]            Rule 12h-3(b)(2)(i)    [ ]
       Rule 12g-4(a)(2)(ii)    [ ]            Rule 12h-3(b)(2)(ii)   [ ]
                                              Rule 15d-6             [ ]


     Approximate number of holders of record as of the certification or notice date: one as to Common Stock; none as to Series A Preferred Stock, Series B Preferred Stock, Series C Junior Participating Preferred Stock and Depositary Shares
--------------------------------------------------------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 MFS Communications Company, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 31, 1996             By: /s/ ROBERT J. LUDVIK
     -------------------------------    ----------------------------------------
                                         Robert J. Ludvik, Vice President and
                                         Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.